

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2016

Harry E. Gruber, M.D.
President and Chief Executive Officer
Tocagen Inc.
3030 Bunker Hill Street, Suite 230
San Diego, CA 92109

     Re: Tocagen Inc.
              Amendment No. 2 to
              Draft Registration Statement on Form S-1
              Submitted June 28, 2016
              CIK No. 0001419041

Dear Dr. Gruber:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Clinical Development of Toca 511 & Toca FC, page 87

1. We note your response to comment 3 and continue to believe the statement "The hazard ratio for overall survival was 0.45 (95% CI 0.27, 0.77; p=0.0028)…" is unclear. Please explain what "0.45 (95% CI 0.27, 0.77; p=0.0028)" is intended to convey.

Risk Factors, page 11

2. We note that your Amended and Restated Certificate of Incorporation includes an exclusive forum provision at Article VII. Please include a separate risk factor to disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds

favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Karen E. Deschaine, Esq.
        Cooley LLP